U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File No.: 001-04192

MFC Bancorp Ltd.

(Translation of Registrant's name into English)

Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China

(Address of office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

MFC BANCORP LTD.

Notice of extraordinary GENERAL Meeting

and PROXY STATEMENT

Date and Time:	May 31, 2019 at 8:00 a.m. (Hong Kong time)

Place:	Unit 803, Dina House,
Ruttonjee Centre, 11 Duddell Street
Hong Kong, SAR China

The Board of Directors Unanimously Recommends Shareholders Vote FOR all resolutions at the meeting

May 8, 2019

These materials are important and require your immediate attention. They require shareholders of MFC Bancorp Ltd. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your shares, please contact MFC Bancorp Ltd.

(i)

MFC BANCORP LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 31, 2019

TO:	THE HOLDERS OF COMMON SHARES OF US$0.001 PAR VALUE EACH OF MFC BANCORP LTD.

NOTICE IS HEREBY GIVEN that the extraordinary general meeting (the "Meeting") of holders ("Shareholders") of the common shares of US$0.001 par value each (the "Common Shares") of MFC Bancorp Ltd. (the "Company"), a corporation existing under the laws of the Cayman Islands, will be held at Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Hong Kong, SAR China on Friday, May 31, 2019 at 8:00 a.m. (Hong Kong time), for the following purposes:

1.	to consider, and if deemed advisable, to pass, with or without variation, a special resolution to change the name of the Company to "Scully Royalty Ltd." (the "Name Change");

2.	to consider, and if deemed advisable, to pass, with or without variation, special and ordinary resolutions to approve: (i) a share consolidation of the issued and outstanding Common Shares on a 25 to 1 basis; and (ii) a subsequent share split of the post-consolidation issued and outstanding Common Shares on a 1 to 25 basis (the "Consolidation / Split"), together with related amendments to the Amended and Restated Memorandum and Articles of Association of the Company as more fully described in the accompanying proxy statement; and

3.	to transact such other business as may properly come before the Meeting and any and all adjournment(s) or postponement(s) thereof.

Accompanying this Notice of Extraordinary General Meeting are a proxy statement and a form of proxy. The accompanying proxy statement provides additional information in respect of the matters to be dealt with at the Meeting and forms part of this Notice of Extraordinary General Meeting. The proxy statement and form of proxy are also available for viewing at www.mfcbancorp.com and at www.envisionreports.com/mfcb.

The affirmative vote of not less than two-thirds of the votes cast by Shareholders at the Meeting, in person or by proxy, is required to adopt, approve and facilitate the Name Change and the Consolidation / Split proposals. If so approved, each of the Name Change and the Consolidation / Split will become effective at the close of business on June 3, 2019.

The board of directors of the Company has fixed the close of business (Hong Kong time) on May 10, 2019 as the record date for determining Shareholders who are entitled to receive notice of, and attend and vote at, the Meeting and any adjournment(s) or postponement(s) thereof.

Your vote is important. Please read the proxy statement and the instructions on the enclosed form of proxy and then, whether or not you plan to attend the Meeting in person, and no matter how many shares you own, please submit your proxy promptly by telephone, via the Internet or by mail in accordance with the instructions on the enclosed form of proxy. This will not prevent you from voting in person at the Meeting.

Non-registered Shareholders who receive these materials through their broker or other intermediary should carefully follow the instructions provided by their broker or intermediary.

You may obtain a copy of our Annual Report on Form 20-F for the year ended December 31, 2018 from our website at www.mfcbancorp.com or by contacting us at +1 844 331 3343.

THE BOARD OF DIRECTORS OF THE COMPANY UNANIMOUSLY RECOMMENDS A VOTE "FOR" EACH OF THE RESOLUTIONS RESPECTING THE NAME CHANGE AND THE CONSOLIDATION / SPLIT.

DATED this 8th day of May, 2019.

By order of the board of directors of the Company

/s/ Michael Smith
Michael Smith
Managing Director, President and Chief Executive Officer

(ii)

MFC BANCORP LTD.

PROXY STATEMENT

May 8, 2019

This proxy statement is being furnished to holders ("Shareholders") of common shares of US$0.001 par value each ("Common Shares") of MFC Bancorp Ltd. in connection with the solicitation of proxies by the board of directors (the "Board") and management of the Company for use at the extraordinary general meeting to be held at Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Hong Kong, SAR China on Friday, May 31, 2019 at 8:00 a.m. (Hong Kong time) and any adjournment(s) or postponement(s) thereof (the "Meeting"), for the purposes set forth in the Notice of Extraordinary General Meeting (the "Notice of Meeting"), which accompanies and is part of this proxy statement.

This proxy statement is dated May 8, 2019 and the information contained herein is given as of such date, except as otherwise stated. Unless otherwise indicated, all references in this document to "$" and "dollars" are to Canadian dollars. Unless the context otherwise indicates, references herein to "we", "us", "our", the "Company" or "MFC" are to the Company and its consolidated subsidiaries.

No person has been authorized to give any information or to make any representation other than as contained in this proxy statement in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this proxy statement shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this proxy statement. This proxy statement does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

The Company is a company existing under the laws of the Cayman Islands. The solicitation of proxies pursuant to this proxy statement relates to securities of a Cayman Islands company and is being effected in accordance with applicable corporate laws in such jurisdiction. The proxy solicitation rules under the Securities Exchange Act of 1934 (the "Exchange Act") and Canadian securities laws are not applicable to the Company or this solicitation, and, accordingly, this solicitation is not being effected in accordance with such rules. Shareholders should be aware that disclosure requirements under Cayman Islands law may be different from such requirements under U.S. and Canadian securities laws, respectively.

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SUMMARY

This summary highlights information contained elsewhere in this proxy statement. You should carefully read this proxy statement in its entirety prior to voting on the proposals listed below and outlined herein.

Extraordinary General Meeting of Shareholders

Date:	May 31, 2019
Time:	8:00 a.m. (Hong Kong time)
Place:	Unit 803, Dina House, Ruttonjee Centre, 11 Duddell Street, Hong Kong, SAR China
Record Date:	May 10, 2019 (the "Record Date")
Voting:	Shareholders as of the close of business (Hong Kong time) on the Record Date are entitled to vote.

Only holders of record of the Common Shares as of the Record Date may attend and vote at the Meeting.

Matters to be considered at the Meeting

At the Meeting, Shareholders are being asked to consider and vote on the following matters:

Name Change

Our Board has authorized, subject to requisite approval of our Shareholders, a change to the name of the Company from "MFC Bancorp Ltd." to "Scully Royalty Ltd." (the "Name Change"), which we believe better reflects our business strategy and profile going forward. At the Meeting, Shareholders will be asked to consider and approve a special resolution approving the Name Change. The affirmative vote of not less than two-thirds of the votes cast by Shareholders at the Meeting, in person or by proxy, is required to adopt and approve the resolutions approving the Name Change.

If requisite Shareholder approval is obtained at the Meeting, the Name Change will become effective at the close of business on June 3, 2019 and the Common Shares would commence trading under the new name on the New York Stock Exchange (the "NYSE") on June 4, 2019 and the ticker symbol for the Common Shares on the NYSE will be changed to "SRL" on the same date. For further information, see "Name Change".

The Consolidation / Split

On April 30, 2019, we announced that our Board had, subject to requisite Shareholder approval, authorized a share consolidation of the issued and outstanding Common Shares on a 25 to 1 basis (the "Consolidation"), followed immediately by a subsequent share split of the newly consolidated issued and outstanding Common Shares on a 1 to 25 basis (the "Split" and, together with the Consolidation, the "Consolidation / Split").

At the Meeting, Shareholders will be asked to consider and approve resolutions to approve the Consolidation / Split, including amendments to the Amended and Restated Memorandum and Articles of Association of the Company adopted by special resolution dated July 12, 2017 (the "Articles") in order to facilitate such transactions. The affirmative vote of not less than two-thirds of the votes cast by Shareholders at the Meeting, in person or by proxy, is required to adopt and approve the resolutions approving the Consolidation / Split.

If requisite Shareholder approval is obtained at the Meeting, the Consolidation / Split will become effective at the close of business on June 3, 2019 and the Common Shares would commence trading under the new name on the NYSE on June 4, 2019.

No fractional Common Shares will be issued as a result of the Consolidation to Shareholders at the effective time of the Consolidation. Any fractional Common Shares resulting from the Consolidation will be combined and sold by our transfer agent and the net proceeds (after customary brokerage commissions and other expenses) thereof will be paid to registered holders of such fractional Common Shares on a pro rata basis. Those registered Shareholders who hold less than 25 pre-Consolidation Common Shares immediately prior to the Consolidation will cease to be Shareholders and will not participate in the Split.

For further information, see "The Consolidation / Split".

Board Recommendation

The Board unanimously recommends that you vote "FOR" the Name Change and "FOR" the Consolidation / Split.

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VOTING INFORMATION

Solicitation of Proxies

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact, and such solicitation will be made without special compensation granted to the directors, officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for costs incurred in obtaining, from the principals of such persons, authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold Common Shares in their respective names to furnish this proxy statement and related proxy materials to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

Record Date

The Board has set the close of business (Hong Kong time) on May 10, 2019 as the Record Date for determining which Shareholders shall be entitled to receive notice of and to attend and vote at the Meeting.

Meeting Attendance

Only Shareholders of record ("Registered Shareholders") as of the Record Date are entitled to receive notice of and to attend and vote at the Meeting. Persons who acquire Common Shares after the Record Date will not be entitled to vote such Common Shares at the Meeting.

If you are a Registered Shareholder, in order to be admitted to the Meeting, you will need to produce picture identification (such as a valid driver's license or passport) showing your name and address.

If you are not a Registered Shareholder but hold your Common Shares in beneficial form through a bank, broker or other nominee and you wish to vote in person at the Meeting, you will need to obtain a proxy from the Registered Shareholder. If you are a beneficial owner or other authorized proxyholder, in order to attend the Meeting, you will need to produce picture identification (such as a valid driver's license or passport) and a copy of a valid form of proxy or voting instruction form confirming your appointment as a proxyholder by a Registered Shareholder. See "Non-Registered Holders" below for further information.

A Registered Shareholder is entitled to one vote for each Common Share that such Shareholder holds on the Record Date on the resolutions to be voted upon at the Meeting and any other matter to come before the Meeting.

Appointment of Proxyholders

The persons named as proxyholders (the "Designated Persons") in the enclosed form of proxy are directors and/or officers of the Company.

A Registered Shareholder has the right to appoint a person or corporation (who need not be a Shareholder) to attend and act for or on behalf of that Shareholder at the Meeting, other than the Designated Persons named in the enclosed form of proxy. A Registered Shareholder may exercise this right by striking out the printed names and inserting the name of such other person and, if desired, an alternate to such person in the blank space provided in the form of proxy.

In order to be voted, the completed form of proxy must be received by the Company, by mail or by hand, to the attention of Proxy Services c/o Computershare Investor Services, P.O. Box 505000, Louisville, Kentucky, USA 40233-5000, by 8:00 a.m. (Hong Kong time) on May 29, 2019 (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before the Meeting or any adjournment(s) or postponement(s) of the Meeting). Shareholders may also provide their voting instructions by telephone by calling toll free 1-800-652-VOTE (8683) or through the Internet at www.envisionreports.com/MFCB. The time limit for the deposit of proxies may be waived by the Board at its discretion without notice.

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A proxy may not be valid unless it is dated and signed by the Registered Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact, for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the form of proxy.

Revocability of Proxy

Any Registered Shareholder who has returned a form of proxy may revoke it at any time before it has been exercised at the Meeting by:

•	attending the Meeting and voting in person;

•	voting again by the Internet or telephone (only the last vote cast by each Registered Shareholder will be counted), provided that the Registered Shareholder does so prior to 8:00 a.m. (Hong Kong time) on May 29, 2019 (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before the Meeting or any adjournment(s) or postponement(s) of the Meeting);

•	by instrument in writing, including a form of proxy, bearing a later date than that indicated on the proxy card originally submitted or the date on which such Registered Shareholder voted by Internet or telephone, executed by the Registered Shareholder or by his or her attorney-in-fact duly authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney-in-fact thereof. The instrument revoking the form of proxy must be deposited at the same address where the original form of proxy was delivered at any time up to and including the last business day preceding the date of the Meeting, or any adjournment(s) or postponement(s) thereof, or with the Chairman of the Meeting on the date of, but prior to the commencement of, the Meeting.

Only Registered Shareholders have the right to revoke a form of proxy. Non-Registered Holders (as defined herein) who wish to change their vote must follow the instructions provided by their respective bank, broker or other nominee if they wish to change their vote.

Voting of Common Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the form of proxy are certain, the Common Shares represented by the form of proxy will be voted or withheld from voting in accordance with the instructions given in the form of proxy. If the Shareholder specifies a choice in the form of proxy with respect to a matter to be acted upon, then the Common Shares represented will be voted or withheld from the vote on that matter accordingly.

If no choice is specified in the form of proxy with respect to a matter to be acted upon, the form of proxy confers discretionary authority with respect to that matter upon the Designated Persons named in the form of proxy. It is intended that the Designated Persons will vote the Common Shares represented by the form of proxy in favour of each matter identified in the form of proxy.

The enclosed form of proxy confers discretionary authority upon the Designated Persons with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. At the date of this proxy statement, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Common Shares on any matter, the Common Shares that are the subject of the abstention or withholding will be counted for the determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

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NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to attend and vote at the Meeting. Most Shareholders are "non-registered" Shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a Registered Shareholder in respect of Common Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary that the Non-Registered Holder deals with in respect of the Common Shares (an "Intermediary") (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as the Depository Trust & Clearing Corporation) of which an Intermediary is a participant. The Company has distributed copies of the Notice of Meeting, this proxy statement and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.

Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company as provided above; or

(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one-page pre-printed form. Sometimes, instead of a one-page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Designated Persons and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

These securityholder materials are being sent to both Registered Shareholders and Non-Registered Holders. If you are a Non-Registered Holder and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding such securities on your behalf.

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VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at May 8, 2019, there were a total of 12,534,801 Common Shares issued and outstanding. Each Common Share entitles the holder thereof to one vote at the Meeting. The following table sets forth, as of the date hereof, to the best of the Company's knowledge and based solely upon publicly available records and filings, the only persons or companies which beneficially own, or control or direct, directly or indirectly, voting securities carrying 5% or more of the votes attached to the issued and outstanding Common Shares as of the date hereof:

Name	Amount Owned	Percentage of Common Shares(1)
Peter Kellogg, group(2)	4,132,480	33.0%
Lloyd Miller, III(3)	1,862,523	14.9%
Nantahala Capital Management, LLC(4)	846,555	6.8%

Notes:

(1)	Based on 12,534,801 Common Shares issued and outstanding on May 8, 2019.
(2)	Mr. Kellogg controls 2,681,000 of our Common Shares through IAT Reinsurance Company Ltd., referred to as "IAT". In his public filings, Mr. Kellogg disclaims beneficial ownership of all of the shares, or approximately 21.4% of the issued and outstanding Common Shares, owned by IAT. In addition, in his public filings, Mr. Kellogg disclaims beneficial ownership of 240,000 Common Shares owned by his wife, Cynthia Kellogg.
(3)	As disclosed in a Schedule 13G dated January 23, 2018, Neil Subin succeeded to the position of President and Manager of Milfam, LLC which serves as manager, general partner or investment advisor of a number of entities formerly managed by the late Lloyd Miller, III. He also serves as trustee of a number of Miller family trusts, controls such shares through a number of trusts and wholly-owned corporations. In his public filings, Mr. Subin discloses that he exercises sole dispositive and voting control over 1,740,429 of such shares and shared dispositive and voting control over 122,094 of such shares. Includes 170,802 Common Shares owned by Alimco Financial Corporation. In a Schedule 13G/A filed by Mr. Subin on February 13, 2019, it is disclosed that certain entities held by or for the benefit of the family of Mr. Miller hold approximately 85% of the outstanding shares of common stock of Alimco Financial Corporation and both Mr. Subin and Alimco Financial Corporation disclaim beneficial ownership of the securities reported by the other reporting person.
(4)	Based on Schedule 13G filed on February 14, 2019 jointly with Nantahala Capital Management, LLC, Wilmot B. Harkey and Daniel Mack.

NAME CHANGE

Background

As previously announced, the Company proposes to change its name from "MFC Bancorp Ltd." to "Scully Royalty Ltd.", which the Company believes better reflects its business strategy and profile going forward.

The Name Change will not, by itself, affect any of the rights of Shareholders, the validity of currently outstanding share certificates of the Company or the trading of the Company's securities. Shareholders will not be required to surrender or exchange any of the Company's share certificates that they currently hold unless the Consolidation / Split, discussed below, is also approved and implemented. See "The Consolidation / Split" for further information.

The completion of the Name Change is conditional upon, among other things, Shareholder approval.

Effective Time

If Shareholders pass the Name Change Resolution (as defined herein), the name change will take effect at the close of business on June 3, 2019. If the Name Change becomes effective, the Company's Common Shares will commence trading under the new name on June 4, 2019 and the ticker symbol for the Company's Common Shares on the NYSE will be changed to "SRL" on the same date.

Name Change Resolution

At the Meeting, Shareholders will be asked to consider and approve the following special resolutions, having the effect of changing the name of the Company from "MFC Bancorp Ltd." to "Scully Royalty Ltd." (the "Name Change Resolution"):

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.	the name of the Company be changed from "MFC Bancorp Ltd." to "Scully Royalty Ltd." with effect at 4:59 p.m. (Cayman Islands time) on June 3, 2019; and

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2.	without prejudice to the right of the directors to resolve on such matters of their own accord, the directors of the Company be, and are hereby, authorized to undertake such actions as they in their sole discretion determine necessary or desirable in order to implement to give effect to the foregoing resolutions or the transactions undertaken pursuant to the same."

Vote Required

Pursuant to the Companies Law of the Cayman Islands (2018 Revision) (the "Cayman Act") and the Company's Articles, the Name Change requires the affirmative vote of not less than two-thirds of the votes cast by Shareholders, in person or by proxy, at the Meeting in favour of the Name Change Resolution.

Recommendation of the Board

The Board recommends that Shareholders vote "FOR" the Name Change Resolution.

THE CONSOLIDATION / SPLIT

Background

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve resolutions approving the Consolidation / Split, including related amendments to the Articles of the Company to facilitate such transactions. The Consolidation / Split is being proposed in order to reduce the number of "odd-lot" Shareholders in order to lower administrative costs and expenses related to small Shareholder accounts.

The Consolidation / Split

General

Pursuant to the Consolidation / Split, among other things, the Company's share capital will be reorganized to:

(i)	complete a share consolidation of the issued and outstanding Common Shares on a 25 to 1 basis; and

(ii)	immediately thereafter, complete a share split of the newly consolidated issued and outstanding Common Shares on a 1 to 25 basis.

Effect of the Consolidation / Split

The Consolidation / Split is expected to affect Shareholders uniformly, without any effect on any Shareholder's percentage ownership interests in the Company or proportionate voting power, other than for those Shareholders (including both Shareholders and those who hold their Common Shares beneficially through banks, brokers or other nominees) who hold fewer than 25 pre-Consolidation Common Shares immediately prior to the Consolidation and those otherwise entitled to fractional Common Shares after the Consolidation.

The Consolidation / Split may result in some Shareholders owning "odd-lots" of less than 100 Common Shares on a post-Consolidation / Split basis. "Odd-lots" may be more difficult to sell, or require greater transaction costs per Common Share to sell, than Common Shares held in "board lots" of even multiples of 100 Common Shares.

Following the completion of the Consolidation / Split, the par value of the Common Shares held by Shareholders will remain at US$0.001.

As a result of the Consolidation / Split and the elimination of holders of fractional Common Shares thereunder, the number of the Company's record holders will likely be less than 300 as determined pursuant to Rule 12g5-1 under the Exchange Act. In the event that the number of Registered Shareholders is less than 300 and the Common Shares cease to be listed on the NYSE or other stock exchange in the United States, the Company could be in a position to suspend its reporting obligations under the Exchange Act, including, among other things, suspending requirements to file or furnish financial statements, annual reports and other disclosure thereunder. The Company does not currently intend to delist its Common Shares from the NYSE. However, there can be no assurance that in the future the Common Shares will continue to be listed thereon or on another United States stock exchange or that the administrative costs of maintaining such listing will continue to be justified in the future. Notwithstanding the reduction of the number of holders of record under the Consolidation / Split, the Board does not intend for this transaction to be a first step in a "going private transaction" as defined under the Exchange Act.

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Fractional Common Shares

No fractional Common Shares will be issued as a result of the Consolidation to Shareholders at the effective time of the Consolidation. Shareholders who would otherwise hold fractional Common Shares immediately after the Consolidation and prior to the Split will be entitled to receive cash in lieu of such fractional Common Shares as described below.

The aggregate of all fractional Common Shares otherwise issuable to Shareholders will be held by our transfer agent for the accounts of all Shareholders otherwise entitled to have a fraction of a Common Share issued to them as a result of the Consolidation. The sale of all fractional Common Shares will be effected by our transfer agent as soon as practicable on the basis of prevailing market prices of Common Shares at the time of sale. After such sale, and upon the surrender of the Shareholders' stock certificates, if any, our transfer agent will pay to such Shareholders their pro rata share of the net proceeds (after customary brokerage commissions and other expenses) derived from the sale of the fractional Common Shares.

By voting in favor of the Consolidation / Split Resolutions (as defined herein), Shareholders will also have approved and expressly authorized the treatment of fractional Common Shares set forth above.

Shareholders have the ability to control whether they remain as a Shareholders following the Consolidation / Split. Those Shareholders who would otherwise no longer be Shareholders following the Consolidation / Split can remain Shareholders if they acquire additional Common Shares so that they own at least 25 Common Shares prior to the effective time of the Consolidation. Conversely, those Shareholders that own at least 25 Common Shares prior to the Consolidation can reduce their holdings to below 25 Common Shares by selling shares prior to the transaction.

Shareholders of fractional Common Shares will not be entitled to receive interest for the period of time between the effective time of the Consolidation and the date payment is actually received. After the Consolidation / Split, Shareholders that held fractional Common Shares immediately after the Consolidation will not have any voting, dividend or other rights with respect to such fractional Common Shares except the right to receive a cash payment as described above.

Shares Held in Book-Entry and Through a Broker, Bank or Other Holder of Record

If you hold registered Common Shares in a book-entry form, you do not need to take any action to receive your post-Consolidation / Split Common Shares in registered book-entry form or your cash payment in lieu of fractional Common Shares, if applicable. If you are entitled to post-Consolidation / Split Common Shares, a transaction statement will automatically be sent to your address of record as soon as practicable after the effective time thereof indicating the number of Common Shares you hold. In addition, if you are entitled to a payment of cash in lieu of fractional Common Shares, a check will be mailed to you at your registered address as soon as practicable after the effective time of the Consolidation / Split. By signing and cashing this check, you will warrant that you owned the Common Shares for which you received a cash payment.

At the effective time of the Consolidation, we intend to treat Shareholders holding Common Shares in "street name" (that is, through a broker, bank or other holder of record) in the same manner as Registered Shareholders whose Common Shares are registered in their names. Brokers, banks or other holders of record will be instructed to effect the Consolidation / Split for their beneficial holders holding our Common Shares in "street name"; however, these brokers, banks or other Registered Shareholders may apply their own specific procedures for processing the Consolidation / Split. If you hold your Common Shares with a broker, bank or other holder of record, and you have any questions in this regard, we encourage you to contact your holder of record.

Shares Held in Certificated Form

If you are a Registered Shareholder and hold any of your Common Shares in certificated form (the "Old Certificate(s)"), you will receive a transmittal letter from our transfer agent as soon as practicable after the effective time of the Consolidation. The transmittal letter will be accompanied by instructions specifying how you can deliver your Old Certificate(s) so that you are in a position to freely trade your post-Consolidation / Split Common Shares, which will be in a book-entry form, evidenced by a transaction statement that will be sent to your address of record as soon as practicable after your delivery of a letter of transmittal indicating the number of Common Shares you hold, together with any payment of cash in lieu of fractional Common Shares to which you are entitled. Until surrendered as contemplated herein, a Shareholder's Old Certificate(s) shall be deemed at and after the effective time to represent the number of full Common Shares resulting from the Consolidation / Split.

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YOU SHOULD NOT SEND YOUR OLD CERTIFICATE(S) NOW. YOU SHOULD SEND THEM ONLY AFTER YOU RECEIVE THE LETTER OF TRANSMITTAL FROM OUR TRANSFER AGENT.

Dissent Rights

Shareholders are not entitled to dissenters' or appraisal rights in the Consolidation / Split.

Effective Time

If Shareholders pass the Consolidation / Split Resolutions, the Consolidation / Split will take effect at the close of business on June 3, 2019. The Consolidation / Split is not expected to impact the trading of the Common Shares on the NYSE and, if the Name Change is approved at the Meeting, the Common Shares are expected to commence trading on the NYSE under the new name and symbol on June 4, 2019.

The Consolidation / Split Resolutions

At the Meeting, Shareholders will be asked to consider and approve the following resolutions, facilitating and effecting the Consolidation / Split (the "Consolidation / Split Resolutions"):

"1.	BE IT RESOLVED AS A SPECIAL RESOLUTION, effective at 5:00 p.m. (Cayman Islands time) on June 3, 2019 (the Initial Effective Time), that the Amended and Restated Articles of Association of the Company adopted by special resolution on July 12, 2017 (the Existing Articles) be, and are hereby, amended by the addition of the following as a new Article 14.3 (the Existing Articles as so amended, the Amended Articles):

"The Directors may, but shall not be required to, issue fractions of a Common Share (Share Fractions) and, if so issued, and unless otherwise provided in these Articles or in the terms of issuance of the same, such Share Fractions shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Common Share and the Directors shall have full power to make such provisions as they deem fit for the mandatory disposition of, or rounding in respect of, Share Fractions. In particular, but without limiting the foregoing, in the event that, as a result of a consolidation or sub-division of Common Shares, Members (each a Relevant Member) become entitled to Share Fractions, the Company (acting by the Directors or such agents of the Company as may be determined to be appointed by the Directors) may on behalf of such Relevant Members deal with the Share Fractions as they think fit, including, without limitation, that the Directors may cause the Company or a third-party agent (a Third-Party Agent) appointed by the Company to sell Share Fractions to a person and distribute the net proceeds of sale in due proportion amongst the Relevant Members entitled thereto (except that if the amount due to a Relevant Member is less than US$10.00, or such lesser amount as the Directors may reasonably determine, the sum may be retained for the benefit of the Company) and to give effect to such a sale the Directors may cause the transfer of such Share Fractions to the Third-Party Agent or authorize a person to transfer the Share Fractions to the purchaser or his or her nominee (each a Mandatory Transfer) and may cause the name of the purchaser or his or her nominee to be entered in the Register of Members as the holder of such Share Fractions or Common Shares, as the case may be. The purchaser is not bound to see to the application of the purchase money and, to the fullest extent permitted by law, the title of the transferee of any Share Fractions shall not be affected by any irregularity or invalidity in the proceedings connected with the sale to such transferee. Unless otherwise determined by the Directors, the Relevant Member that was initially entitled to a Share Fraction that is the subject of a Mandatory Transfer shall not have any right to vote or receive any dividend in respect of such Share Fraction. Any decision or determination by the Directors pursuant to this Article 14.3 shall be effective and binding upon the Members."

2.	BE IT RESOLVED AS AN ORDINARY RESOLUTION effective at the Initial Effective Time, that all issued and unissued Common Shares of a par value of US$0.001 each be, and are hereby, consolidated into Common Shares of a par value of US$0.025 each (the Common Share Consolidation) and that as a result of the Common Share Consolidation the resulting authorised share capital of the Company shall be US$450,000 divided into 12,000,000 Common Shares of a par value of US$0.025 each and 150,000,000 Preference Shares, of a par value of US$0.001 each.

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3.	BE IT RESOLVED AS AN ORDINARY RESOLUTION, effective at 5:01 p.m. (Cayman Islands time) on June 3, 2019, that all of the issued and unissued Common Shares of a par value of US$0.025 each be, and are hereby, sub-divided into Common Shares of a par value of US$0.001 each (the Common Share Sub-Division) and that as a result of the Common Share Sub-Division the resulting authorised share capital of the Company shall be US$450,000 divided into 300,000,000 Common Shares of a par value of US$0.001 each and 150,000,000 Preference Shares, of a par value of US$0.001 each.

4.	BE IT RESOLVED effective at the Initial Effective Time, that pursuant to Article 6 of the Amended Articles that any variation of the rights attached to the Common Shares of the Company effected by any resolution passed at this extraordinary general meeting of the Company be, and is hereby, sanctioned and approved.

5.	BE IT RESOLVED that without prejudice to the right of the directors to resolve on such matters of their own accord, the directors of the Company be, and are hereby, authorized to undertake such actions as they in their sole discretion determine necessary or desirable in order to give effect to the foregoing resolutions or the transactions undertaken pursuant to the same.

Vote Required

Pursuant to the Cayman Act and the Company's Articles, the Consolidation / Split requires the affirmative vote of not less than two-thirds of the votes cast by Shareholders at the Meeting in favour of the Consolidation / Split Resolutions.

Board Recommendation

The Board recommends that Shareholders vote "FOR" the Consolidation / Split Resolutions.

Reasons for the Consolidation / Split

Our Board determined to approve the Consolidation / Split because, among other things, the Consolidation / Split will reduce the ongoing administrative costs associated with mailings, shareholder meetings and other corporate actions, by reducing the number of "odd-lot" Shareholders.

The Consolidation / Split will not materially impact the number of Common Shares of the Company that are outstanding and provides odd-lot Shareholders who hold less than 25 pre-Consolidation Common Shares a means of obtaining the proceeds of the sale of such shares without incurring the generally prohibitive transaction costs associated with conventionally selling such odd-lot positions. See "The Consolidation / Split – Fractional Common Shares" above for more information.

The number of Shareholders who hold less than 25 pre-Consolidation Common Shares is currently estimated to be approximately 2,300, representing an aggregate of approximately 21,300 Common Shares or approximately 0.17% of the total issued and outstanding Common Shares.

Alternative Transactions Considered

In making the determination to submit the Consolidation / Split for approval by our Shareholders, our Board and management considered other alternative transactions as described below.

Our Board and management considered the feasibility of tender offers, odd-lot repurchase programs and traditional stock repurchase programs. However, given that many of the Company's odd-lot Shareholders represent historic shareholdings that resulted from transactions completed more than 20 years ago and such Shareholders have not historically responded to corporate actions, it was determined that such transactions would have a low likelihood of success.

Our Board also considered maintaining the status quo. In that case, we would continue to incur ongoing administrative costs and expenses in relation to small odd-lot Shareholders that hold less than 25 Common Shares. This would utilize a disproportionate amount of expenses and would reduce value for other Shareholders. In many cases, the ongoing costs to mail meeting and other materials to these Shareholders is in excess of the trading value of their Common Shares.

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Fairness

Our Board has reviewed and considered the terms, purpose and effects of the Consolidation / Split and has unanimously determined that the transaction is in our best interests and is substantively and procedurally fair to each differently-impacted group of Shareholders.

Our Board considered the advantages and disadvantages of the Consolidation / Split in reaching its conclusion as to the procedural fairness of the Consolidation / Split to Shareholders in addition to the following factors. Our Board believes that the Consolidation / Split is procedurally fair due to: (i) the requirement that the proposal receive a two-thirds majority vote in order to be approved; and (ii) the ability of Shareholders who would have no longer been Shareholders following the Consolidation / Split to remain a Shareholder by acquiring additional Common Shares as they see fit subject to the liquidity of the market for Common Shares.

Our Board considered the advantages and disadvantages of the Consolidation / Split and considered the feasibility of certain other alternative transactions in reaching its conclusion as to the substantive fairness of the Consolidation / Split to unaffiliated Shareholders. Our Board did not assign specific weight to each advantage and disadvantage in a formulaic fashion, but did place special emphasis on the opportunity for unaffiliated Shareholders, if they hold fewer than 25 Common Shares immediately before the effective time for the Consolidation / Split, to sell their holdings, as well as the significant cost and time savings for us.

Given the small size of the proposed transaction, the Company has not retained a financial advisor or hired an investment bank to render a fairness opinion in an effort to retain a greater portion of our cash for Shareholders and to preserve the value of the Company.

Certain U.S. Federal Income Tax Considerations

The following discussion is a general summary of certain U.S. federal income tax consequences of the Consolidation / Split that may be relevant to Shareholders that hold such Common Shares as a capital asset for U.S. federal income tax purposes (generally, property held for investment). This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, administrative rulings and judicial decisions as of the date hereof, all of which may change, possibly with retroactive effect, resulting in U.S. federal income tax consequences that may differ from those discussed below.

For purposes of the discussion below, a "U.S. Holder" is a beneficial owner of our Common Shares that for U.S. federal income tax purposes is: (1) an individual citizen or resident of the United States; (2) a corporation (including any entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state or political subdivision thereof; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust, if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has a valid election in effect to be treated as a U.S. person.

This discussion applies only to holders that are U.S. Holders and does not address all aspects of federal income taxation that may be relevant to such holders in light of their particular circumstances or to holders that may be subject to special tax rules, including: (i) holders subject to the alternative minimum tax; (ii) banks, insurance companies, or other financial institutions; (iii) tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (iv) dealers in securities or commodities; (v) regulated investment companies or real estate investment trusts; (vi) partnerships (or other flow-through entities for U.S. federal income tax purposes and their partners or members); (vii) traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; (viii) U.S. Holders whose "functional currency" is not the U.S. dollar; (ix) persons holding our Common Shares as a position in a hedging transaction, "straddle," "conversion transaction", constructive sale, or other arrangement involving more than one position; (x) persons who acquire our Common Shares in connection with employment or other performance of services; (xi) U.S. expatriates; (xii) U.S. Holders that own (directly, indirectly, or by attribution) 10% or more, by voting power or value, of our issued and outstanding Common Shares; or (xiii) U.S. Holders that are required to accelerate the recognition of any item of gross income with respect to our Common Shares as a result of such income being recognized on an applicable financial statement. If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Common Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership.

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We have not sought, and will not seek, an opinion of counsel or a ruling from the Internal Revenue Service ("IRS") regarding the U.S. federal income tax consequences of the Consolidation / Split and there can be no assurance that the IRS will not challenge the statements and conclusions set forth below or a court would not sustain any such challenge. The following summary does not address any U.S. state or local or any foreign tax consequences, any estate, gift or other non-U.S. federal income tax consequences, or the Medicare tax on net investment income.

EACH HOLDER OF COMMON SHARES SHOULD CONSULT SUCH HOLDER'S TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE CONSOLIDATION / SPLIT TO SUCH HOLDER.

Tax Consequences of Consolidation / Split

The Consolidation / Split is intended to be treated as one or more "recapitalizations" for U.S. federal income tax purposes. As a result, a U.S. Holder generally should not recognize gain or loss upon the Consolidation / Split, except with respect to cash received in lieu of a fractional Common Share, as discussed under "The Consolidation / Split – Fractional Common Shares" above. A U.S. Holder's aggregate tax basis in the Common Shares received pursuant to the Consolidation / Split should equal the aggregate tax basis of the Common Shares surrendered (excluding any portion of such basis that is allocated to any fractional Common Shares), and such U.S. Holder's holding period in the Common Shares received should include the holding period in the Common Shares surrendered. Treasury regulations promulgated under the Code provide detailed rules for allocating the tax basis and holding period of the Common Shares surrendered to the Common Shares received pursuant to the Consolidation / Split. Holders of Common Shares acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such Common Shares.

Subject to the "passive foreign investment company" rules discussed below, a U.S. Holder that receives cash in lieu of a fractional Common Share pursuant to the Consolidation / Split should recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. Holder's tax basis in the Common Shares surrendered that is allocated to such fractional Common Share. Such capital gain or loss should be long term capital gain or loss if the U.S. Holder's holding period for our Common Shares surrendered exceeded one year at the effective time. Deductions for capital losses are subject to substantial limitations.

Passive Foreign Investment Company Rules

We do not believe that we are currently a passive foreign investment company (a "PFIC"). However, since PFIC status depends upon the composition of a corporation's income and assets and the market value of its assets and shares from time to time, there is no assurance that we will not be considered a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder held Common Shares, certain adverse U.S. federal income tax consequences could apply to a U.S. Holder that receives cash in lieu of a fractional Common Share pursuant to the Consolidation / Split.

If we are treated as a PFIC for any taxable year, gains recognized by a U.S. Holder on a sale or other disposition of our Common Shares would be allocated rateably over the U.S. Holder's holding period for the shares. The amount allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as applicable, and an interest charge would be imposed on the amount allocated to such taxable year.

U.S. Holders receiving cash in lieu of a fractional Common Share pursuant to the Consolidation / Split should consult their own tax advisors regarding the potential application of the PFIC rules.

Information Reporting and Backup Withholding

A payment of cash in lieu of a fractional Common Share that is made within the United States or conducted through certain U.S.-related financial intermediaries generally is subject to information reporting, and may be subject to backup withholding, unless: (i) the U.S. Holder is a corporation or other exempt recipient; or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. U.S. Holders should consult their tax advisers regarding the application of the U.S. information reporting and backup withholding rules.

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Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder's U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein or in their capacities as Shareholders, no individual who has been a director or executive officer of the Company at any time since the beginning of the last financial year of the Company, or any associate or affiliate thereof, has any material interest, direct or indirect, by way of beneficial ownership of Common Shares or otherwise, in any matter to be acted upon at the Meeting.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Company is Computershare with an office at 462 South 4th Street, Suite 1600, Louisville, Kentucky 40202, USA.

OTHER BUSINESS

Management of the Company knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting. However, if any other matters which are not known to the management of the Company shall properly come before the Meeting, the form of proxy given pursuant to the solicitation of proxies by management of the Company will be voted on such matters in accordance with the best judgment of the Designated Persons voting the form of proxy.

ADDITIONAL INFORMATION AND AVAILABILITY OF DOCUMENTS

The Company files annual and other reports, proxy statements and other information with the United States Securities and Exchange Commission (the "SEC") and certain Canadian securities regulatory authorities. The Company's Annual Report on Form 20-F for the year ended December 31, 2018, filed with the SEC on April 30, 2019, is available for viewing and downloading on the SEC's website at www.sec.gov, under the Company's profile at www.SEDAR.com and on the Company's website at www.mfcbancorp.com. Financial information concerning the Company is contained in the above-referenced Annual Report on Form 20-F for the year ended December 31, 2018, which can be found at the above-mentioned websites. The Company will provide to any person, upon request to the President of the Company, one copy of such reports and financial statements.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing and furnishing reports with or to the SEC. The Company's filings with the SEC may be inspected without charge at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company's SEC filings are also available to the public on the SEC's website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements.

DATED effective the 8th day of May, 2019.

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Your vote matters – here’s how to vote! You may vote online or by phone instead of mailing this card. Votes submitted electronically must be received by 8:00am, Hong Kong time, on May 29, 2019. Online Go to www.investorvote.com/mfcb or scan the QR code — login details are located in the shaded bar below. Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/mfcb Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. 2019 Extraordinary General Meeting Proxy Card IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. A Proposals — THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF MFC BANCORP LTD. (THE “COMPANY”) FOR AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 31, 2019 AT 8:00 AM (HONG KONG TIME) A (THE “MEETING”). 1. Approve a special resolution to change the Company’s name to “Scully Royalty Ltd.”. For Against Abstain 2. Approve special and ordinary resolutions to effect: (i) a share consolidation on a 25 to 1 basis and (ii) a subsequent share split on a 1 to 25 basis, together with related amendments to the Amended and Restated Memorandum and Articles of Association of the Company, all as more fully set forth in the Proxy Statement. For Against Abstain 1 U P X 032IGG

NOTES: 1. This proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting or other matters which might properly come before the Meeting or any adjournment or postponements thereof. 2. A shareholder has the right to appoint a person (who need not be a shareholder) to represent him or her at the Meeting, or any adjournment or postponement thereof, other than the persons specified herein. If you desire to designate as proxyholder a person other than Michael Smith or Samuel Morrow, you should strike out their names and insert on the space provided the name of the person you desire to designate as proxyholder or complete another proper Form of Proxy. 3. A proxy, to be valid, must be dated and signed by a shareholder or his or her attorney authorized in writing or, where a shareholder is a corporation, by a duly authorized officer or attorney of the corporation. If a proxy is executed by an attorney for an individual shareholder, or by an officer or attorney of a corporate shareholder not under its seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the proxy instrument. If this proxy is not dated, it will be deemed to bear the date on which it was mailed to shareholders. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. 4. A proxy, to be effective, must be deposited with Computershare by 8:00 a.m. (Hong Kong time) on May 29, 2019 (or a day other than Saturday, Sunday or holiday which is at least 48 hours before the Meeting or any adjournment or adjournments thereof). 5. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted upon, the securities will be voted accordingly. 6. The securities represented by this proxy will be voted as directed by the holder, however, if such direction is not made in respect of any matter, this proxy will be voted as recommended by management. 7. This proxy should be read in conjunction with the accompanying documentation provided by the Company. Important notice regarding the Internet availability of proxy materials for the Extraordinary General Meeting of shareholders. The Proxy Statement for the Meeting and the 2018 Annual Report to Shareholders are available at: www.envisionreports.com/MFCB IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. Proxy — MFC BANCORP LTD. THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF MFC BANCORP LTD. (THE “COMPANY”) FOR AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 31, 2019 (THE “MEETING”). The undersigned, registered shareholder of the Company, hereby appoints Michael Smith or failing him, Samuel Morrow, or instead of him, ____________________________, as proxyholder, with power of substitution, to attend and vote in respect of all shares registered in the name of the undersigned at the Meeting and at any adjournment or postponement thereof. The undersigned revokes any proxy previously given with reference to the Meeting or any adjournment or postponement thereof. Without limiting the general powers conferred, the said proxyholder is directed to vote as indicated upon the following matters. B Non-Voting Items Change of Address — Please print new address below. Comments — Please print your comments below. C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. 2019 Extraordinary General Meeting Proxy Card IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. A Proposals — THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF MFC BANCORP LTD. (THE “COMPANY”) FOR AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 31, 2019 AT 8:00 AM (HONG KONG TIME) A (THE “MEETING”). 1. Approve a special resolution to change the Company’s name to “Scully Royalty Ltd.”. For Against Abstain 2. Approve special and ordinary resolutions to effect: (i) a share consolidation on a 25 to 1 basis and (ii) a subsequent share split on a 1 to 25 basis, together with related amendments to the Amended and Restated Memorandum and Articles of Association of the Company, all as more fully set forth in the Proxy Statement. For Against Abstain 1 U P X 032IHG

NOTES: 1. This proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting or other matters which might properly come before the Meeting or any adjournment or postponements thereof. 2. A shareholder has the right to appoint a person (who need not be a shareholder) to represent him or her at the Meeting, or any adjournment or postponement thereof, other than the persons specified herein. If you desire to designate as proxyholder a person other than Michael Smith or Samuel Morrow, you should strike out their names and insert on the space provided the name of the person you desire to designate as proxyholder or complete another proper Form of Proxy. 3. A proxy, to be valid, must be dated and signed by a shareholder or his or her attorney authorized in writing or, where a shareholder is a corporation, by a duly authorized officer or attorney of the corporation. If a proxy is executed by an attorney for an individual shareholder, or by an officer or attorney of a corporate shareholder not under its seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the proxy instrument. If this proxy is not dated, it will be deemed to bear the date on which it was mailed to shareholders. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. 4. A proxy, to be effective, must be deposited with Computershare by 8:00 a.m. (Hong Kong time) on May 29, 2019 (or a day other than Saturday, Sunday or holiday which is at least 48 hours before the Meeting or any adjournment or adjournments thereof). 5. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted upon, the securities will be voted accordingly. 6. The securities represented by this proxy will be voted as directed by the holder, however, if such direction is not made in respect of any matter, this proxy will be voted as recommended by management. 7. This proxy should be read in conjunction with the accompanying documentation provided by the Company. Important notice regarding the Internet availability of proxy materials for the Extraordinary General Meeting of shareholders. The Proxy Statement for the Meeting and the 2018 Annual Report to Shareholders are available at: www.edocumentview.com/MFCB IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. Proxy — MFC BANCORP LTD. THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF MFC BANCORP LTD. (THE “COMPANY”) FOR AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 31, 2019 (THE “MEETING”). The undersigned, registered shareholder of the Company, hereby appoints Michael Smith or failing him, Samuel Morrow, or instead of him, ____________________________, as proxyholder, with power of substitution, to attend and vote in respect of all shares registered in the name of the undersigned at the Meeting and at any adjournment or postponement thereof. The undersigned revokes any proxy previously given with reference to the Meeting or any adjournment or postponement thereof. Without limiting the general powers conferred, the said proxyholder is directed to vote as indicated upon the following matters. B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A AND B ON BOTH SIDES OF THIS CARD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC BANCORP LTD.

By:	/s/ Samuel Morrow
Samuel Morrow
Chief Financial Officer

Date:	May 10, 2019